EXHIBIT 99.1

FirstService Reports Fourth Quarter and Annual Results
  Fourth quarter revenues up 12% and EBITDA up 21%
  Gains control of the Colliers International brand
Operating highlights:
	Quarter ended December 31		Year ended December 31
	2009	2008	2009	2008
Revenues (millions)	$465.8	$417.9	$1,703.2	$1,691.8
EBITDA (millions) (note 1)	36.0	29.8	133.1	124.7
GAAP EPS	(0.40)	(0.74)	(1.85)	(0.19)
Adjusted EPS (note 2)	0.27	0.28	1.42	1.37

TORONTO, Feb. 24, 2010 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) (preferred shares - TSX: FSV.PR.U; convertible debentures – TSX: FSV.DB.U) today reported results for its fourth quarter and year ended December 31, 2009. All amounts are in U.S. dollars.

For the quarter ended December 31, 2009, revenues were $465.8 million, a 12% increase relative to the same period in the prior year, EBITDA (note 1) was $36.0 million, up 21% from $29.8 million and Adjusted EPS (note 2) was $0.27, versus $0.28 reported in the prior year period. GAAP EPS from continuing operations was a loss of $0.40 per share in the quarter, compared to a loss of $0.74 for the same quarter a year ago.

For the year ended December 31, 2009, revenues were $1.70 billion, an increase of 1% relative to the same period in the prior year, EBITDA (note 1) was $133.1 million, up 7% from $124.7 million in the prior year and Adjusted EPS (note 2) was $1.42, up from $1.37 reported in the prior year period. GAAP EPS from continuing operations was a loss of $1.85 for the year which included charges for goodwill impairment and the new non-controlling interests accounting standard totalling $2.03 per share, compared to a loss of $0.19 for the prior year.

"FirstService delivered solid results in 2009 on the strength of our resilient residential property management business, continued growth in our property services division and a better than expected finish from our commercial real estate operations," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService Corporation. "We are optimistic about our prospects for 2010 and beyond, particularly as the global market for real estate services begins to recover," he added.

Recently, the members of Colliers International voted to align the governance structure of the Colliers International affiliation with the economic interests of the members, resulting in FirstService gaining control over the Colliers International brand. "Gaining control of privately-held Colliers International was the highlight of our year. With 228 Company-owned offices in 41 countries and affiliate partners in 20 more countries, Colliers International makes FirstService the third largest global player in commercial real estate and offers us a unique opportunity to expand our other services lines internationally", said Mr. Hennick.

About FirstService Corporation

FirstService Corporation is a global diversified leader in the rapidly growing property services sector, providing services in the following three areas: commercial real estate, residential property management; and property services. The industry-leading service platform includes Colliers International, the third largest global player in commercial real estate services; FirstService Residential Management, the largest manager of residential communities in North America; and TFC, North America's largest provider of property services through franchise and contractor networks.

FirstService generates more than US $1.7 billion in annualized revenues and over 18,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results

Commercial Real Estate Services revenues totalled $206.0 million for the quarter, up 13% relative to the prior year quarter; 7% on a local currency basis. Revenue growth was strong in the United States and the Asia Pacific region, compared to the weak fourth quarter experienced in 2008, while markets in Central and Eastern Europe continued to be affected by reduced transaction volumes due to the lingering economic downturn and tight credit markets in that region. Quarterly EBITDA, before a $5.7 million cost containment charge related to severance and lease termination, was $12.1 million, versus EBITDA of $9.0 million in the year-ago period, which was also before a cost containment charge of $4.5 million.

Residential Property Management revenues increased to $156.0 million for the quarter, up 8% versus the prior year period, primarily attributable to an increase in property management contract revenues. EBITDA for the quarter was $14.9 million, up 40% versus $10.6 million in the prior year period.

Property Services revenues totalled $103.8 million, an increase of 14% over the prior year period. The revenue increase was attributable primarily to the residential property preservation and foreclosure services operations, while revenues from the segment's consumer-oriented franchise operations, which had been reporting year-over-year declines through 2009, were flat for the quarter versus the prior year period. EBITDA in the fourth quarter was $11.1 million, an increase of 14% versus $9.7 million in the prior year.

Quarterly corporate costs were $2.8 million, relative to $0.8 million in the prior year period. The prior period's costs were impacted positively by a $1.1 million foreign currency translation gain and a $0.5 million insurance recovery.

Deferred Income Tax Valuation Allowance

During the quarter, the Company recorded a net reduction in its valuation allowance with respect to deferred income tax assets, which decreased fourth quarter income tax expense by $1.2 million and increased GAAP earnings per share by $0.04. For the year ended December 31, 2009, there were net additions to the valuation allowance which increased income tax expense by $17.3 million and decreased GAAP earnings per share by $0.54. The valuation allowance relates to tax loss carry-forwards in the Company's North American Commercial Real Estate operations, which remain available to offset taxes over the next 20 years.

Conference Call

FirstService will be holding a conference call on Wednesday, February 24, 2010 at 11:00 a.m. Eastern Time to discuss results for the fourth quarter. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Notes

1. Reconciliation of net earnings (loss) from continuing operations to EBITDA:

(in thousands of U.S. dollars)	Three months ended December 31		Year ended December 31
(unaudited)	2009	2008	2009	2008

Net earnings (loss) from continuing operations	$8,711	$(17,068)	$(7,279)	$19,837
Income tax	7,846	13,917	39,066	22,246
Other (income) expense	(1,559)	26	(1,624)	(3,248)
Interest expense, net	3,884	3,340	12,506	12,097
Loss (gain) on available-for-sale securities	--	12,195	(4,488)	14,680
Integrated Security division divesture bonus	--	--	--	5,715
Operating earnings	18,882	12,410	38,181	71,327
Depreciation	7,341	7,160	26,833	24,377
Amortization of intangible assets	3,348	4,437	19,550	18,181
Goodwill impairment charge	--	--	29,583	--
	29,571	24,007	114,147	113,885
Stock-based compensation expense	728	1,280	5,424	3,926
Cost containment	5,655	4,510	13,496	6,934
EBITDA	$35,954	$29,797	$133,067	$124,745

EBITDA is defined as net earnings from continuing operations before income taxes, interest, depreciation and amortization, stock-based compensation expense and other non-cash or non-recurring expenses. The Company uses EBITDA to evaluate its own operating performance and as an integral part of its planning and reporting systems. Additionally, the Company uses EBITDA in conjunction with discounted cash flow models to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of determining operating performance because of the low capital intensity of its service operations. EBITDA is a financial metric used by many investors to compare companies, especially in the services industry. EBITDA is not a recognized measure of financial performance under United States generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.

2. Reconciliation of net loss and net loss per common share from continuing operations to adjusted net earnings and adjusted net earnings per share:

(in thousands of U.S. dollars)	Three months ended December 31		Year ended December 31
(unaudited)	2009	2008	2009	2008

Net (loss) earnings attributable to common shareholders	$(9,351)	$(60,298)	$(54,955)	$46,035
Non-controlling interest redemption increment	14,815	20,540	32,602	(3,736)
Company share of net (earnings) loss from discontinued operations, net of tax	(2,492)	18,170	481	(48,048)
Amortization of intangible assets	3,348	4,437	19,550	18,181
Goodwill impairment charge	--	--	29,583	--
Stock-based compensation expense	728	1,280	5,424	3,926
Cost containment	5,655	4,510	13,496	6,934
Integrated Security division divesture bonus	--	--	--	5,715
Loss (gain) on available-for-sale securities	--	12,195	(4,488)	14,680
Income tax on adjustments	(3,174)	(5,546)	(11,361)	(14,500)
Deferred income tax valuation allowance	(1,232)	15,627	17,289	15,627
Non-controlling interest on adjustments	(354)	(2,628)	(5,735)	(4,048)
Adjusted net earnings from continuing operations	$7,943	$8,287	$41,886	$40,766

(in U.S. dollars)	Three months ended December 31		Year ended December 31
(unaudited)	2009	2008	2009	2008

Net loss per common share from continuing operations	$(0.40)	$(0.74)	$(1.85)	$(0.19)
Non-controlling interest redemption increment	0.50	--	1.10	--
Amortization of intangible assets, net of tax	0.07	0.09	0.39	0.35
Goodwill impairment charge	--	--	0.93	--
Stock-based compensation expense, net of tax	0.02	0.03	0.11	0.08
Cost containment, net of tax	0.12	0.10	0.30	0.15
Integrated Security division divestiture bonus, net of tax	--	--	--	0.12
Loss (gain) on AFS securities, net of tax	--	0.34	(0.10)	0.40
Deferred income tax valuation allowance	(0.04)	0.46	0.54	0.46
Adjusted diluted net earnings per common share from continuing operations	$0.27	$0.28	$1.42	$1.37

The Company is presenting adjusted earnings measures to eliminate the impact of: (i) the non-controlling interest ("NCI") redemption increment in connection with new NCI accounting standards and related guidance adopted in 2009; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) a non-recurring goodwill impairment charge; (iv) stock-based compensation expense; (v) cost containment expenses; (vi) any realized gains on sale or unrealized losses on impairment of available-for-sale securities and (vii) a deferred income tax valuation allowance related to tax loss carry-forwards.  All of the adjustments are considered "non-GAAP financial measures" under applicable securities regulatory authority policies and guidelines.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's full annual financial statements and MD&A to be made available on SEDAR at www.sedar.com.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of U.S. dollars, except per share amounts)

		Three months ended December 31		Year ended December 31
(unaudited)		2009	2008	2009	2008

Revenues		$465,789	$417,860	$1,703,222	$1,691,811

Cost of revenues		300,009	261,276	1,062,406	1,034,775
Selling, general and administrative expenses		136,209	132,577	526,669	543,151
Depreciation		7,341	7,160	26,833	24,377
Amortization of intangible assets		3,348	4,437	19,550	18,181
Goodwill impairment charge		--	--	29,583	--
Operating earnings		18,882	12,410	38,181	71,327
Integrated Security division divestiture bonus		--	--	--	5,715
Loss (gain) on available-for-sale securities		--	12,195	(4,488)	14,680
Interest expense, net		3,884	3,340	12,506	12,097
Other (income) expense		(1,559)	26	(1,624)	(3,248)
		16,557	(3,151)	31,787	42,083
Income tax (1)		7,846	13,917	39,066	22,246
Net earnings (loss) from continuing operations		8,711	(17,068)	(7,279)	19,837
Discontinued operations, net of tax (2)		2,672	(19,113)	(576)	45,297
Net earnings (loss)		11,383	(36,181)	(7,855)	65,134
Non-controlling interest share of earnings		3,394	971	4,397	12,459
Non-controlling interest redemption increment		14,815	20,540	32,602	(3,736)
Net (loss) earnings attributable to Company		(6,826)	(57,692)	(44,854)	56,411
Preferred share dividends		2,525	2,606	10,101	10,376
Net (loss) earnings attributable to common shareholders		$(9,351)	$(60,298)	$(54,955)	$46,035

Net (loss) earnings per common share (3)
Basic
Continuing operations		$(0.40)	$(0.74)	$(1.85)	$(0.19)
Discontinued operations		0.08	(0.62)	(0.02)	1.61
		$(0.32)	$(1.36)	$(1.87)	$1.42
Diluted (4)
Continuing operations		$(0.40)	$(0.74)	$(1.85)	$(0.19)
Discontinued operations		0.08	(0.62)	(0.02)	1.61
		$(0.32)	$(1.36)	$(1.87)	$1.42

Adjusted diluted net earnings per common share from continuing operations (5)		$0.27	$0.28	$1.42	$1.37

Weighted average common shares	Basic	29,547	29,263	29,438	29,684
outstanding: (in thousands)	Diluted	29,547	29,263	29,438	29,684

Notes to Condensed Consolidated Statements of Earnings

(1) Income tax expense for the three months ended December 31, 2009 includes a $1,232 valuation allowance reversal related to deferred income tax assets (2008 – charge of $15,627); income tax expense for the year ended December 31, 2009 includes a $17,289 non-cash valuation allowance charge related to deferred income tax assets (2008 - $15,627).

(2) Reflects (i) the Integrated Security segment; (ii) the Canadian commercial mortgage securitization operation; and (iii) the Chicago-based U.S. mortgage brokerage and servicing operation.   Amounts shown are before NCI share. For the three months ended December 31, 2009, NCI share was $180 (2008 - $943) and for the year ended December 31, 2009 NCI share was $(95) (2008 - $2,751).

(3) Based on the implementation rules within the new NCI accounting standards and related guidance adopted January 1, 2009, comparative earnings per share for both the three-month and annual periods ended December 31, 2008 were not restated for the changes in accounting for NCI.

(4) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at a subsidiary. The adjustment for the three months ended December 31, 2009 was nil (2008 - nil) and year ended December 31, 2009 was nil (2008 - $530).

(5) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of U.S. dollars)

(unaudited)	December 31 2009	December 31 2008

Assets
Cash and cash equivalents	$99,778	$79,642
Restricted cash	5,039	10,240
Accounts receivable	214,285	175,520
Inventories	9,458	10,572
Prepaids and other current assets	53,733	50,674
Assets held for sale	--	14,210
Current assets	382,293	340,858
Fixed assets	75,939	76,789
Other non-current assets	46,479	39,363
Goodwill and intangibles	504,819	527,124
Assets held for sale	--	6,503
Total assets	$1,009,530	$990,637

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$269,668	$215,992
Other current liabilities	29,008	35,242
Long term debt – current	22,347	20,899
Liabilities related to assets held for sale	--	12,946
Current liabilities	321,023	285,079
Long term debt – non-current	213,647	245,470
Convertible unsecured subordinated debentures	77,000	--
Other liabilities	27,606	21,832
Deferred income tax	40,052	42,072
Liabilities related to assets held for sale	--	278
Non-controlling interests	164,168	196,765
Shareholders' equity	166,034	199,141
Total liabilities and equity	$1,009,530	$990,637

Supplemental balance sheet information
Total debt	$312,994	$266,369
Total debt excluding convertible debentures	235,994	266,369
Total debt, net of cash	213,216	186,727
Total debt excluding convertible debentures, net of cash	136,216	186,727

Condensed Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

(unaudited)	Three months ended December 31		Year ended December 31
	2009	2008	2009	2008
Operating activities
Net earnings (loss) from continuing operations	$8,711	$(17,068)	$(7,279)	$19,837
Items not affecting cash:
Depreciation and amortization	10,689	11,597	46,383	42,557
Goodwill impairment charge	--	--	29,583	--
Deferred income tax	(4,057)	14,290	(3,178)	(8,352)
Other	708	11,010	2,548	14,995
	16,051	19,829	68,057	69,037
Changes in operating assets and liabilities	41,815	16,144	15,240	(22,664)
Discontinued operations	(2,869)	(3,094)	(2,248)	4,596
Net cash provided by operating activities	54,997	32,879	81,049	50,969

Investing activities
Acquisitions of businesses and non-controlling interests	(24,387)	(50,434)	(59,077)	(94,150)
Purchases of fixed assets, net	(5,686)	(2,537)	(24,234)	(21,821)
Other investing activities	(14,638)	(6,482)	(5,829)	2,129
Discontinued operations	1,511	(728)	1,343	153,685
Net cash (used in) provided by investing activities	(43,200)	(60,181)	(87,797)	39,843

Financing activities
Increase (decrease) in long-term debt, net	27,411	21,375	43,197	(66,403)
Preferred share dividends	(2,525)	(2,606)	(10,101)	(10,376)
Other financing activities	(4,936)	1,069	(14,380)	(26,239)
Discontinued operations	--	--	--	140
Net cash provided by (used in) financing activities	19,950	19,838	18,716	(102,878)
Effect of exchange rate changes on cash	4,611	(7,542)	7,761	(9,921)
Increase (decrease) in cash and cash equivalents	36,358	(15,006)	19,729	(21,987)
Cash and cash equivalents, beginning of period including cash held by discontinued operations	$63,420	$95,055	$80,049	$102,036
Cash and cash equivalents, end of period including cash held by discontinued operations	$99,778	$80,049	$99,778	$80,049

Segmented Revenues, EBITDA and Operating Earnings
(in thousands of U.S. dollars)

(unaudited)	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated

Three months ended December 31

2009
Revenues	$205,953	$155,980	$103,818	$38	$465,789
EBITDA	6,465	14,886	11,061	(2,841)	29,571
Stock-based compensation					728
Cost containment	5,655				5,655
	12,120				35,954
Operating earnings	1,162	11,997	8,677	(2,954)	18,882

2008
Revenues	$182,132	$144,687	$91,010	$31	$417,860
EBITDA	4,458	10,648	9,708	(807)	24,007
Stock-based compensation					1,280
Cost containment	4,510				4,510
	8,968				29,797
Operating (loss) earnings	(2,803)	8,379	7,724	(890)	12,410

(unaudited)	Commercial Real Estate Services	Residential Property Management	Property Services	Corporate	Consolidated
Year ended December 31

2009
Revenues	$622,996	$645,251	$434,838	$137	$1,703,222
EBITDA	(7,051)	60,960	71,475	(11,237)	114,147
Stock-based compensation					5,424
Cost containment	13,496				13,496
	6,445				133,067
Operating (loss) earnings (1)	(61,665)	49,399	62,028	(11,581)	38,181

2008
Revenues	$746,476	$615,725	$329,422	$188	$1,691,811
EBITDA	23,778	54,274	45,077	(9,244)	113,885
Stock-based compensation					3,926
Cost containment	6,934				6,934
	30,712				124,745
Operating earnings	(75)	43,388	37,656	(9,642)	71,327

(1) Includes goodwill impairment charge in the amount of $29,583 recorded in the Commercial Real Estate Services segment during the quarter ended March 31, 2009.

CONTACT: FirstService Corporation
         Jay S. Hennick, Founder & CEO
         D. Scott Patterson, President & COO
         John B. Friedrichsen, Senior Vice President & CFO
         (416) 960-9500